

October 26, 2012

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

> **Re:** **Bookedbyus Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 12, 2012**
> **File No. 333-176705**

Dear Mr. Person:

We have reviewed your letter dated October 12, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our August 3, 2012 letter.

General

1.   Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Also update MD&A and other corresponding disclosure.

Outside Front Cover Page of Prospectus

2.   We note your response to prior comment 1. Please revise your prospectus cover page to simply state that you are an emerging growth company and may elect to comply with certain reduced public company reporting requirements. Move the rest of the emerging growth company disclosure added in response to prior comment 1 to appropriate sections of the prospectus, such as "Summary Information" and/or "Risk Factors." See Item 501(b) of Regulation S-K. Your cover page should be immediately followed by the inside cover page containing the table of contents.

Summary Information

Summary Information about Bookedbyus, page 7

3.   Based on your response to prior comment 5, it appears that although you have been a licensed distributor of software systems created by Digital Programa Inc. since January 1, 2011, funding issues have prevented you from implementing your business

plan. You appear to discuss many of these issues on page 62 of the prospectus. Please concisely summarize these issues here, and include a cross-reference to the more detailed disclosure on page 62.

Risk Factors, page 9

4.   We note your response to prior comment 8. As we previously noted, it appears likely that you will have less than three hundred record holders following your offering. Thus, although you would be required to file your Form 10-K for the fiscal year in which your registration statement is declared effective, you may be eligible to terminate your registration under Section 12(g) of the Exchange Act and suspend your reporting obligations under Section 15(d) of the Exchange Act. If you pursue this course of action, you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your registration statement is declared effective. As previously requested, please include a risk factor that explains the associated risks to potential investors.

Selling Security Holders, page 18

5.   We note your response to prior comment 4. Please revise this section to disclose that selling security holders will sell shares at a fixed price of $0.10 per share, even if the shares are quoted on the OTC Bulletin Board. Also disclose that the sale of shares by selling security holders will continue after your direct offering has concluded.

6.   Please disclose the natural persons who have voting and/or dispositive power over the shares beneficially owned by CWB Inc., Spyglass, and Blast Digital Media. See Item 507 of Regulation S-K and for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K.

Information with Respect to the Registrant

Market Opportunity, page 27

7.   As previously requested in prior comment 14, please disclose the date of every third-party statement/article referenced in your prospectus. In addition, these articles/reports were published between March 26, 2008 and February 21, 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of these sources. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports. If you choose to continue to include the current cited reports, include disclosure regarding the continued utility of the reports and an explanation why you believe the reports are reliable at the current time.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 61

8.   On pages 61, 62, and 63, you state that the amount of the offering "will likely allow [you] to operate for at least one year." Given the nature of the offering, please clarify that, as further discussed in "Use of Proceeds" and "Plan of Operations," you need the offering proceeds in order to implement your business plan and that without the offering proceeds you may be able to operate for a year, but will not be able to implement your business plan during that period.

Executive Compensation, page 66

9.   We note your response to prior comment 24. Please disclose how you determined the amounts to be paid to Mr. Person and Ms. Fox for the periods presented. See Item 402(o) of Regulation S-K. Please revise.

Certain Relationships and Related Transactions, page 69

10.   We note your response to prior comment 26. Please disclose the nature of the additional amounts due to Mr. Person and Ms. Fox in excess of the Management Fees (i.e., $2,475 for Mr. Person and $1,775 for Ms. Fox).

11.   We note your response to prior comment 29. As previously requested, please revise this section to include disclosure regarding your March 31, 2011 payment to a company with an officer in common. See Items 404(d)(2) and 404(c)(1)(i) of Regulation S-K. Ensure that you discuss the origin of the balance due to Casting Workbook.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC